SunCoke Energy Partners, L.P.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

August 5, 2014

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Melissa N. Rocha
Senior Assistant Chief Accountant

Re:	SunCoke Energy Partners, L.P.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-35782

Dear Ms. Rocha:

This letter contains the responses of SunCoke Energy Partners, L.P. (the “Registrant”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 24, 2014 regarding the above-referenced filing.

For your convenience, the Staff’s comment has been repeated below in its entirety, with the Registrant’s response set out immediately underneath it. Capitalized terms used, but not otherwise defined, in this letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings.

Form 10-K for the Year Ended December 31, 2013

Notes to the Financial Statements

Note 14. Debt, page 72

1.

Please disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the

Securities and Exchange Commission

August 5, 2014

actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions in future filings will look like.

Response: The Registrant is currently, and at all times during the year ended December 31, 2013 has been, in compliance with the covenants contained in its debt documents. The Registrant acknowledges the Staff’s comment and, beginning with its Quarterly Report on Form 10-Q for the Period Ended June 30, 2014 (“Second Quarter Form 10-Q”), the Registrant will include the requested disclosure, both in the debt footnotes and in the discussion of liquidity and capital resources under Management’s Discussion and Analysis of Financial Condition and Results of Operations. Below is the disclosure included in the Registrant’s Second Quarter Form 10-Q. The Registrant also will include this form of disclosure in future filings:

“The Partnership is subject to certain debt covenants that, among other things, limit the Partnership’s ability and the ability of certain of the Partnership’s subsidiaries to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. These covenants are subject to a number of exceptions and qualifications set forth in the respective agreements. Additionally, under the terms of the Partnership Revolver, the Partnership is subject to a maximum consolidated leverage ratio of 4.00 to 1.00, calculated by dividing total debt by EBITDA as defined by the Partnership Revolver, and a minimum consolidated interest coverage ratio of 2.50 to 1.00, calculated by dividing EBITDA by interest expense as defined by the Partnership Revolver. As of June 30, 2014, the Partnership was in compliance with all applicable debt covenants contained in the Partnership Revolver. We do not anticipate violation of these covenants nor do we anticipate that any of these covenants will restrict our operations or our ability to obtain additional financing.”

In submitting this response to the comment contained in the Staff’s letter dated July 24, 2014, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 5, 2014

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1934, or to Denise R. Cade at 630-824-1906, or to John DiRocco, at 630-824-1785.

Very truly yours,

SunCoke Energy Partners, L.P.

By: SunCoke Energy Partners GP LLC, its general partner

/s/ Mark Newman
Mark E. Newman
Senior Vice President and Chief Financial Officer

cc:	Denise R. Cade (SunCoke Energy Partners, L.P.)
Kamyar Daneshvar (Securities and Exchange Commission)
John J. DiRocco, Jr. (SunCoke Energy Partners, L.P.)
Gillian R. Hobson (Vinson & Elkins L.L.P.)
Nudrat Salik (Securities and Exchange Commission)